Filed by Shine Media Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Corporation: Shine Media Acquisition Corp.
Commission File No. 000-52234

FOR IMMEDIATE RELEASE

SHINE MEDIA ACQUISITION REPORTS RECORD Q2 2008 FINANCIAL RESULTS OF ITS ACQUISITION CANDIDATE - ON-TRACK TO EXCEED ITS 2008 EARNINGS GUIDANCE OF $27 MILLION

Highlights

•	Q2 2008 net income increases 88.1% to $9.1 million from $4.8 million in Q2 2007
•	Q2 2008 revenue increases 56.2% to $15 million from $9.6 million in Q2 2007
•	Management confirms company is on track to exceed 2008 earnings guidance of $27 million, or approximately $0.59 per share (assuming 46.06 million shares at closing of the merger)
•	Management reaffirms 2009 earnings guidance of $37 million

Shanghai, China - August 27, 2008 - Shine Media Acquisition Corp. (OTC BB: SHND, SHNDW, SHNDU) ("Shine") today announced the unaudited financial results of its acquisition candidate, China Greenscape Co., Ltd. (“China Greenscape”) and its wholly owned Chinese operating subsidiary, Jiangsu Sunshine Zoology and Forestry Development Co., Ltd. (“Sunshine”), for the three and six months ended June 30, 2008 (see attached tables).

As previously noted, on May 9, 2008, Shine announced that it signed a definitive stock purchase agreement to acquire 100% of China Greenscape, the British Virgin Islands Company that owns 100% of Sunshine. Sunshine, founded in 2002, is one of the largest providers of greenery to China’s growing cities and development zones and is positioned to become one of the largest forest product companies in China in the next 5 years. The company currently has over 18,600 mu (3,100 acres) of growing area and possesses an inventory of over 8 million trees and plants.

Comments from China Greenscape’s CEO

Mr. Henry Zhu, China Greenscape’s CEO, commented, “We are excited to report that during the first half of 2008 we experienced a substantial increase in revenue, margins and earnings and, based on projected timelines associated with our ongoing projects, we are on-track to exceed our 2008 earnings guidance of $27 million. With our existing backlog and a strong pipeline of new contracts, we anticipate that our growth will accelerate in 2009 and that we will exceed our 2009 earnings guidance of $37 million.

China is experiencing a massive migration of citizens from rural to urban areas which has created a tremendous demand for new developments and cities. Over 350 million people are expected to move from China’s rural areas to its cities in the next 20 years and the government expects that at least 20 new cities, equivalent or greater in size to Denver, will be created each year to accommodate this massive migration. The PRC government has mandated that all cities are to be designed with considerable open space and ‘greenery’, not only for aesthetic and beautification purposes, but also to help combat pollution. This exciting situation continues to create significant demand for our greenery products.”

Mr. Zhu continued, “China’s greenery market is a very unique, high-growth market that is being fueled by the massive infrastructure expansion of its cities at a magnitude the world has never experienced before. Our business model is designed to meet the large-scale greenery demand generated by this massive infrastructure expansion. We are one of a select few companies in all of China that has the scale and agricultural expertise to supply millions of trees and plants to meet the greenery needs of entire cities and development zones. Most other companies involved in this fragmented market can only supply a few hundred trees and plants at a time to small areas within a city and, unlike China Greenscape, are typically not a ‘safe’ and reliable choice for city planners whose job is at risk if the city development is not done on-time and to the specs provided.

In addition to our 18,600 mu [3,100 acres] of growing area, we have the largest botanical laboratory in China and 96 mu [16 acres] of greenhouses, which gives us the unique ability to develop extremely low-cost trees and plants through cloning and other proprietary techniques. This in-house tree and plant production capability, combined with our operational scale, allows us to enjoy healthy gross margins of well over 50%, which we expect will continue into the foreseeable future.

We look forward to closing the merger with Shine and becoming a U.S. publicly listed company.”

Summary of Three Months Ended June 30, 2008

For the three months ended June 30, 2008, Sunshine generated revenues of $15.0 million, an increase of 56.2% from $9.6 million for the three months ended June 30, 2007. Gross profit for the three months ended June 30, 2008 was $10.3 million, up 94.3% from $5.3 million for the same period in the prior year. Gross margins increased to 68.6% from 54.9% in the same period of 2007 as a result of higher margin trees and plants comprising a greater proportion of its revenues over the period. Net income for the three months ended June 30, 2008 was $9.1 million, an increase of $4.3 million, or 88.1% from $4.8 million for the same period in the prior year. Comprehensive income of China Greenscape for the three months ended June 30, 2008 was approximately $10.3 million.

Summary of Six Months Ended June 30, 2008

For the six months ended June 30, 2008, Sunshine had revenues of $23.6 million, an increase of 45.6% from $16.2 million for the six months ended June 30, 2007. Gross profit for the six months ended June 30, 2008 was $15.6 million, up 67.9% from $9.3 million for the same period in the prior year. Gross margins increased to 65.9% from 57.1% in the same period of 2007 as a result of higher margin trees and plants comprising a greater proportion of its revenues over the period. Net income for the six months ended June 30, 2008 was $13.4 million, an increase of $4.9 million, or 57.6% from $8.5 million for the same period in the prior year. Comprehensive income of China Greenscape for the six months ended June 30, 2008 was approximately $16.5 million.

About Shine Media

Shine Media is a blank check company whose IPO went effective in December 2006. In May 2008, Shine Media signed a definitive stock purchase agreement pursuant to which it will acquire 100% of the equity of China Greenscape, the 100% owner of Sunshine. Founded in 2002 and with over 3,100 acres of growing area and over 8 million trees and plants in its inventory today, Sunshine is one of the largest providers of greenery to China’s massive infrastructure expansion. Additional information regarding Shine Media, China Greenscape, and Sunshine is available in the Form S-4/A that Green China Resources Inc., the BVI subsidiary of Shine Media, filed with the Securities and Exchange Commission on August 27, 2008. A copy of the filing in its entirety is available at www.sec.gov.

Contact:

Shine Media Acquisition Corp.
Estelle Lau, (650) 814-7024
Investor Relations and General Counsel

or

Union Investor Relations
Ian Shanno, 310-928-3780

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Shine Media, China Greenscape, Sunshine and their combined business after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Shine Media’s, China Greenscape’s and Sunshine’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Sunshine is engaged; cessation or changes in government incentive programs: fluctuations in customer demand; management of rapid growth and transitions to new markets; intensity of competition from other providers of nursery stock and other greenery products; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Shine Media’s BVI subsidiary, Green China Resources filings with the Securities and Exchange Commission, and the registration statement on Form S-4. The information set forth herein should be read in light of such risks. Neither Shine Media, China Greenscape nor Sunshine assumes any obligation to update the information noted within in this press release.

The statement of income for both, China Greenscape and its 100% owned operating subsidiary, Sunshine, are provided below. Because China Greenscape did not acquire Sunshine until June 27, 2007, Sunshine’s statement of income is included for comparison purposes. China Greenscape’s statement of income reflects Sunshine’s operating results and some additional merger related expenses.

JIANGSU SUNSHINE ZOOLOGY AND FORESTRY
DEVELOPMENT CO., LTD.
CONSOLIDATED STATEMENT OF INCOME
FOR THE PERIOD FROM JANUARY 1, 2008 TO JUNE 30, 2008
AND JANUARY 1, 2007 TO JUNE 30, 2007

	Three Month Period Ended June 30,		Six Month Period Ended June 30,
	2008	2007	2008	2007
	USD	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	14,978,927	9,588,765	23,649,074	16,238,573
Cost of revenues	(4,702,208)	(4,323,344)	(8,072,492)	(6,964,183)
Gross profit	10,276,719	5,265,421	15,576,582	9,274,390

SG&A expenses	(691,662)	(553,703)	(1,221,690)	(688,356)

Operating income	9,585,057	4,711,718	14,354,892	8,586,034
Finance and other costs	(594,305)	(245,640)	(1,092,067)	(468,655)
Other income	86,787	12,988	86,787	13,634
Interest income	5,006	348,633	23,087	352,436
Income before income taxes	9,082,545	4,827,699	13,372,699	8,483,449
Income tax expense	-	-	-	-
Net income	9,082,545	4,827,699	13,372,699	8,483,449

CHINA GREENSCAPE CO. LTD.
CONSOLIDATED STATEMENT OF INCOME
FOR THE PERIODS ENDED JUNE 30, 2008 AND 2007

	Three Months	Six Months
	Period Ended	Period Ended
	June 30,	June 30,
	2008	2008
	USD	USD
	(Unaudited)	(Unaudited)
Revenues	14,978,927	23,649,074
Cost of revenues	(4,702,208)	(8,072,492)
Gross profit	10,276,719	15,576,582
SG&A expenses	(866,303)	(1,469,680)
Operating income	9,410,416	14,106,902
Finance and other costs	(594,432)	(1,092,287)
Other income	86,787	86,787
Interest income	5,628	23,710
Income before income taxes	8,908,399	13,125,112
Income tax expense	-	-
Net income	8,908,399	13,125,112
Other comprehensive income
Foreign currency translation gain	1,411,092	3,398,193
Comprehensive income	10,319,491	16,523,305

CHINA GREENSCAPE CO. LTD.
CONSOLIDATED BALANCE SHEET
AS AT JUNE 30, 2008 AND DECEMBER 31, 2007

	June 30,	December 31,
	2008	2007
	USD	USD
	(Unaudited)

Assets
Current assets
Cash	2,804,133	17,947,288
Accounts receivable	13,854,649	9,315,537
Due from a related party	-	414,812
Prepayments and other receivables	52,461,320	1,394,498
Deferred expenses	1,423,409	945,038
Inventories	65,161,841	60,313,599
Total current assets	135,705,352	90,330,772
Non-current assets
Property, plant and equipment, net	3,732,541	3,270,939
Intangible assets	373,640	-
	4,106,181	3,270,939
Total assets	139,811,533	93,601,711

Liabilities and owner's equity
Current liabilities
Accounts payable	6,555,609	6,243,995
Due to a related party	613,960	351,606
Accrued liabilities and other payables	2,670,129	2,509,408
Short-term loans	27,700,427	10,967,017
Total current liabilities	37,540,125	20,072,026
Long term liabilities
Unsecured loan	34,990,013	32,901,050
Total liabilities	72,530,138	52,973,076
Convertible preferred shares	30,129,455	20,000,000
Owner's equity
Capital	130,000	130,000
Additional paid-in capital	11,270,000	11,270,000
Retained earnings	20,870,510	7,745,398
Accumulated other comprehensive income	4,881,430	1,483,237
Total owner's equity	37,151,940	20,628,635
Total liabilities and owner's equity	139,811,533	93,601,711